BAE Systems

82-03138

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified that Alison Wood, a Person Discharging Managerial Responsibilities, exercised an option over 29,208 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems Executive Share Option Scheme on 8 March 2006 and subsequently sold 15,195 of these shares. The consideration for the exercise of shares under option was 215.71 pence per share, the sale price was 414.75 pence per share, and the transaction took place on 8 March 2006 on the London Stock Exchange. The retained shares have been registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

8 March 2006

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